UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NuPathe Inc.

File No. 333-166825 - CF#25326

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NuPathe Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 14, 2010.

Based on representations by NuPathe Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 15, 2013
Exhibit 10.2	through June 15, 2013
Exhibit 10.4	through June 15, 2013
Exhibit 10.5	through June 15, 2013
Exhibit 10.11	through June 15, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director